UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Closing Telxius purchase	2

TELEFÓNICA, S.A. (“Telefónica”), in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Further to the communication dated February 1,2022, Telefónica informs that, once the corresponding regulatory and competition approvals have been obtained, Pontel Participaciones, S.L. (“Pontel”), Telefónica’s subsidiary held 83.35% by Telefónica and 16.65% by Pontegadea Inversiones, S.L. (“Pontegadea”), has acquired today the 40% of the share capital of Telxius Telecom, S.A. (“Telxius”) from Taurus Bidco S.à r.l. (a company managed by KKR), in the terms indicated in the abovementioned communication dated February 1, 2022.

As a result of the transaction, Pontel, which held the remaining 60% of Telxius' share capital, has become the shole shareholder of this company. Likewise, Pontegadea has increased its holding in Pontel to 30% and Telefónica has now a 70% stake.

Madrid, January 18, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 18, 2023	By:
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors